SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)
Alamo Group, Inc.
----------------------
(Name of issuer)
Common Stock $.10 Par Value
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(Title of class of securities)
011311107
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(CUSIP number)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).





1 NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
EQSF Advisers, Inc.
(EIN 13-3354359)
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                    (b) [ ]
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3 SEC USE ONLY
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4 CITIZENSHIP OR PLACE OF ORGANIZATION
New York Corporation
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5 SOLE VOTING POWER
2,077,909
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6 SHARED VOTING POWER
None
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7 SOLE DISPOSITIVE POWER
2,124,509
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8 SHARED DISPOSITIVE POWER
None
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9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,124,509
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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[ ]
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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.89%
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12 TYPE OF REPORTING PERSON*
 IA
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1 NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
M.J. Whitman Advisers, Inc.
(EIN 13-3686379)
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                    (b) [ ]
3 SEC USE ONLY
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4 CITIZENSHIP OR PLACE OF ORGANIZATION
New York Corporation
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5 SOLE VOTING POWER
185,700
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6 SHARED VOTING POWER
None
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7 SOLE DISPOSITIVE POWER
188,600
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8 SHARED DISPOSITIVE POWER
None
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9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
188,600
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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[ ]
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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.94%
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12 TYPE OF REPORTING PERSON*
IA
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Item 1.
(a) NAME OF ISSUER:
---------------
Alamo Group, Inc.
(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES OR, IF NONE,
RESIDENCE:
--------------------------------------------------------------
1502 East Walnut, Seguin, TX 78155
Item 2.
(a) NAME OF PERSON FILING:
----------------------
This schedule is being jointly filed by EQSF Advisers, Inc.("EQSF")
and M.J. Whitman Advisers, Inc. ("MJWA") (EQSF and MJWA are sometimes collectively referred to hereinafter as "Filer"). Attached hereto as an exhibit is a copy of the joint Schedule 13G filing agreement among the reporting persons.
(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:
-------------------------------------
The address of the principal executive office of EQSF and MJWA is:
767 Third Avenue, New York, New York 10017-2023.
(c) CITIZENSHIP:
The citizenship or place of organization of each of the
reporting persons is as follows:
EQSF
New York State Corporation.
MJWA
New York State Corporation.
(d) TITLE OF CLASS OF SECURITIES:
Common Stock, $.10 Par Value
(e) CUSIP NUMBER:
011311107

Item 3. IF THIS STATEMENT IS BEING FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
(e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 (EQSF and MJWA).

Item 4. OWNERSHIP.
(a)&(b) EQSF beneficially owns 2,124,509 shares, or 21.89%of the class of securities of the issuer. MJWA beneficially owns 188,600 shares, or 1.94% of the class of securities of the issuer.
(c) (i) EQSF: 2,077,909
        MJWA: 185,700
   (ii) Not applicable.
  (iii) EQSF: 2,124,509
        MJWA: 188,600
   (iv) Not applicable.




Item 5. Ownership of Five Percent or Less of a Class.
---------------------------------------------
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
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Third Avenue Value Fund, an investment company registered under the
Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of 594,300 of the shares reported by EQSF, Third Avenue Small Cap Value Fund, an investment company registered under the Investment Company Act of1940, has the right to receive dividends from, and the proceeds from the sale of 333,400 of the shares reported by EQSF, Third Avenue Value Portfolio of the WRL Series Fund,
an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the saleof 92,900 of the shares reported by EQSF, Sun America Select Series Small-CapValue Portfolio, an investment company registered under the Investment CompanyAct of 1940, has the right to receive dividends from, and the proceeds from thesale of 51,600 of the shares reported by EQSF, Third Avenue Value Portfolio of the Third Avenue Variable Series Trust, an investment company registered underthe Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of 130,200 of the shares reported by EQSF, Sun America Focus Fund, an investment company registered under the Investment Act of 1940, has the right to receive dividends from, and the proceeds from the sale of 875,509 of the shares reported by EQSF, American
Express Partners VariableAnnuity Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the saleof 6,000 of the shares reported by EQSF. American Express Partners Small-Cap Value
Fund, an investment company registered under the Investment
Company Act of 1940 has the right to receive dividends from, and the proceeds from the sale of 40,600 of the shares reported by
EQSF. MJWA acts as investment advisor and has theright to receive dividends from the sale of and the proceeds of the sale of, the shares reported by MJWA.
Item 7. Identification and Classification of the Subsidiary
Which Acquired theSecurity Being Reported on By the Parent Holding
Company.
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Not Applicable.
Item 8. Identification and Classification of Members of the Group.
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Not applicable.
Item 9. Notice of Dissolution of Group.
-------------------------------
Not applicable.
Item 10. Certification.
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By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securitiesand were not acquired in connection with or as a participant in any transaction having such purposes or effect.













SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 10, 2001
-----------------------
(Date)

EQSF ADVISERS, INC.
By:/s/ MARTIN J. WHITMAN
--------------------------
Martin J. Whitman
Chairman, President and
Chief Executive Officer

M.J. WHITMAN ADVISERS, INC.
By:/s/ MARTIN J. WHITMAN
--------------------------
Martin J. Whitman
Chairman and Chief Executive Officer